 Exhibit 99.1

First Mining Files Technical Report for the Positive Preliminary Economic Assessment for the Duparquet Gold Project, Quebec, Canada

VANCOUVER, BC, Oct. 23, 2023 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce that the Company has filed on SEDAR+ an independent Preliminary Economic Assessment ("PEA") technical report (the "Report") for its 100%-owned Duparquet Gold Project ("Duparquet" or the "Project") located in the Abitibi region of Quebec, Canada.

The Report, entitled "NI 43-101 Technical Report: Preliminary Economic Assessment on the Duparquet Gold Project, Quebec, Canada" was prepared by G Mining Services Inc. of Montreal, Quebec ("G Mining") in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and has an effective date of September 15, 2023.

The PEA results support a 15,000 tonnes per day open pit and underground mining operation over an 11-year mine life.  Highlights include:

•	C$1.07 billion pre-tax NPV5% and C$588 million after-tax NPV5% at US$1,800/oz gold ("Au")
•	24.9% pre-tax IRR; 18.0% after-tax IRR at US$1,800/oz Au
•	Annual Life-of-Mine ("LOM") recovered gold production of 233 koz
•	Total LOM recovered gold of 2.5 Moz over an 11-year mine life
•	Pre-tax payback of 3.8 years; after-tax payback of 4.8 years
•	Initial capital costs estimated at C$706 million; sustaining and underground development capital costs estimated at C$738 million
•	Average annual LOM Total Cash Cost of US$751/oz(1); average annual LOM All-In Sustaining Costs ("AISC") of US$976/oz(2)
Note: Base case parameters assume a gold price of US$1,800/oz and an exchange rate (C$ to US$) of 1.33. All currencies are reported in Canadian dollars unless otherwise specified. NPV calculated as of the commencement of construction and excludes all pre-construction costs.
(1) Total Cash Costs consist of mining costs, processing costs, mine-level G&A, treatment and refining charges and royalties.
(2) AISC includes total cash costs plus sustaining capital, development capital and closure costs.

PEA Overview

The Duparquet Gold Project, located in the Abitibi region of Quebec, Canada, is one of the largest undeveloped gold projects in North America. The Project is located immediately north of the town of Duparquet which is approximately 50 kilometres northwest of Rouyn-Noranda, Quebec, a major mining service centre and home to the only remaining copper smelter in Canada. Duparquet currently hosts 3.4 million ounces of gold in the Indicated Mineral Resource category and 2.6 million ounces of gold in the Inferred Mineral Resource category, as set out in Table 4 in the Mineral Resource Estimate section.

The PEA evaluates recovery of gold from a 15,000 tonne-per-day ("tpd") open pit and underground mining operation, with a process plant that includes crushing, grinding, and flotation, producing a concentrate for sale.  The PEA only considers the Duparquet gold deposit located on the Beattie, Donchester, Central Duparquet and Dumico claim blocks and does not include the Pitt Gold and Duquesne deposits (see Mineral Resource Estimate section).

Table 1: Key PEA Assumptions and Project Economics (1)

Key Assumptions	Unit	LOM
Gold Price	US$/oz	US$1,800/oz
Exchange Rate	C$:US$	1.33
Production Profile	Unit	LOM
Total Open Pit Tonnage	Mt	282.0
Total Open Pit Mineralized Material Mined	Mt	43.6
Open Pit Strip Ratio	w:o	5.4
Total Underground Mineralized Material Mined	Mt	12.0
Total Mineralized Material Mined from Historic Tailings	Mt	4.1
Total Tonnes Processed	Mt	59.7
Daily Throughput	tpd	15,000
Mill Grade	g/t Au	1.51
Mine Life	Years	11 years
Gold Recovery to Concentrate	%	89.5%
LOM Metal Recovered	koz Au	2,595 koz Au
Average Annual Recovered	koz Au	233 koz Au
Operating Costs (US$/oz)	Unit	LOM
Total Cash Costs (2)	US$/oz	$751
AISC (3)	US$/oz	$976
Capital Expenditures	Unit	LOM
Initial Capital	C$M	C$706
Sustaining and Development Capital	C$M	C$738
Closure Costs	C$M	$30
Estimated Salvage Value	C$M	($36)
Economics	Unit	LOM
NPV at 5% (pre-tax; post-tax)	C$M	C$1,073; C$588
IRR (pre-tax; post-tax)%		24.9%; 18.0%
Payback (pre-tax; post-tax)	Years	3.8 years; 4.8 years

(1)	The reader is advised that the PEA is preliminary in nature and is intended to provide only an initial, high-level review of the Project potential and design options. The PEA mine plan and economic model include numerous assumptions and the use of Inferred mineral resources. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and to be used in an economic analysis except as allowed for in PEA studies. There is no guarantee that Inferred resources can be converted to Indicated or Measured resources, and as such, there is no certainty that the PEA or Project economics described herein will be realized or achieved.
(2)	Total Cash costs consist of mining costs, processing costs, mine-level G&A, treatment and refining charges and royalties.
(3)	AISC includes total cash costs plus sustaining capital, development capital and closure costs.

Mineral Resource Estimate

In September 2022, the Duparquet Gold Project Mineral Resource Estimate ("MRE") was updated by InnovExplo Inc. in accordance with NI 43-101. (See news release of September 12, 2022 for more details) The Duparquet Gold Project contains 3.44 million ounces of gold in the Measured & Indicated category, grading 1.55 g/t Au, and an additional 1.64 million ounces of gold in the Inferred category, grading 1.36 g/t Au (see Table 2).

In September 2023, new updated Mineral Resource Estimates were completed on First Mining's 100% owned Pitt Gold and Duquesne projects and have added 1.0 million ounces of gold grading 2.32 g/t Au in the Inferred category (see Table 3), which will now form part of the larger consolidated Duparquet Gold Project.  During the final validation and completion of the Report, minor adjustments were made to the Pitt Gold deposit MRE statement disclosed in the September 7, 2023 press release.  The adjustments are presented in table 3 and 4 of this release for the Pitt Gold deposit and the consolidated 2023 MRE, respectively.

Following the updated Mineral Resource Estimate at Pitt Gold and Duquesne, the consolidated Duparquet Project now contains 3.44 million ounces of gold in the Measured & Indicated category, grading 1.55 g/t Au, and an additional 2.64 million ounces of gold in the Inferred category, grading 1.62 g/t Au.

Table 2: Duparquet Deposit Mineral Resource Estimate (Effective September 12, 2022)

Area (potential mining method)	Cut-off (g/t)	Measured resource			Indicated resource			Inferred resource
		Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces

Open Pit	0.40	163,700	1.37	7,200	59,410,600	1.52	2,909,600	28,333,000	1.07	970,400
UG Mining	1.50	-	-	-	5,506,900	2.26	399,300	9,038,900	2.29	665,600
Tailings	0.40	19,900	2.03	1,300	4,105,200	0.93	123,200	-	-	-
Total		183,600	1.43	8,500	69,022,700	1.55	3,432,100	37,371,900	1.36	1,636,000

Table 3: Pitt Gold (Adjusted) and Duquesne Deposits Mineral Resource Estimate (Effective September 15, 2023) (not included in the PEA)

Area (Potential mining method)	Cut-off (g/t)	Pitt Gold Inferred Resource			Duquesne Inferred resource
		Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces

Open Pit	0.50	-	-	-	6,300,000	1.56	316,000
UG Mining	1.75	2,120,000	2.75	187.200	5,030,000	3.10	501,400
Total		2,120,000	2.75	187.200	11,330,000	2.24	817,400

Table 4: Duparquet Gold Project Consolidated Mineral Resource Estimate (Effective August 31, 2023)*

Area	Total Measured Resource			Total Indicated Resource			Total Inferred Resource
(Potential mining method)	Tonnage (t)	Au	Ounces	Tonnage (t)	Au	Ounces	Tonnage (t)	Au	Ounces
		(g/t)			(g/t)			(g/t)
Open Pit	163,700	1.37	7,200	59,410,600	1.52	2,909,600	34,633,000	1.16	1,286,400
UG Mining	-	-	-	5,506,900	2.26	399,300	16,189,000	2.60	1,354,100
Tailings	19,900	2.03	1,300	4,105,200	0.93	123,200	-	-	-
Total	183,600	1.43	8,500	69,022,700	1.55	3,432,100	50,822,000	1.62	2,640,500

*Refer to respecti0ve deposit resource estimate table for cut-off grade; adjusted for Pitt Gold

Notes to accompany the Duparquet Gold Project Mineral Resource Estimates:

1.	The independent qualified persons for the Duparquet mineral resource estimate, as defined by NI 43-101, are Marina Iund, P.Geo., Carl Pelletier, P.Geo. and Simon Boudreau, P.Eng. from InnovExplo. The effective date of the estimate is September 12, 2022.
2.	The independent qualified persons for the Pitt Gold and Duquesne mineral resource estimates, as defined by NI 43 101, are Olivier Vadnais-Leblanc, P.Geo., Carl Pelletier, P.Geo., and Simon Boudreau, P.Eng. from InnovExplo. The effective date of the estimate is September 15, 2023.
3.	These mineral resources are not mineral reserves, as they do not have demonstrated economic viability. There is currently insufficient data to define these Inferred mineral resources as Indicated or Measured mineral resources and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category. The mineral resource estimate follows current CIM Definition Standards.
4.	The results are presented in situ and undiluted and have reasonable prospects of eventual economical extraction.
5.	In-pit and Underground estimates encompass sixty (60) mineralized domains and one dilution envelop using the grade of the adjacent material when assayed or a value of zero when not assayed; The tailings estimate encompass four (4) zones.
[6].	Duparquet: In-pit and Underground: High-grade capping of 25 g/t Au; Tailings: High-grade capping of 13.0 g/t Au for Zone 1, 3.5 g/t Au for Zone 2, 1.7 g/t Au for Zone 3 and 2.2 g/t Au for Zone 4. High-grade capping supported by statistical analysis was done on raw assay data before compositing.
7.	Pitt Gold: Underground: High-grade capping of 20 g/t Au. High-grade capping supported by statistical analysis was done on composited assays.
[8].	Duquesne: In-pit and Underground: High-grade capping of 55 g/t Au. High-grade capping supported by statistical analysis was done on composited assays.
[9].	In-pit and Underground: For Duparquet, the estimate used a sub-block model in GEOVIA SURPAC 2021 with a unit block size of 5m x 5m x 5m and a minimum block size of 1.25m x 1.25m x1.25m. For Pitt Gold and Duquesne, the estimates used a sub-block model in GEOVIA SURPAC 2023 with a unit block size of 6m x 6m x 6m and a minimum block size of 1.5m x 0.5m x0.5m. Grade interpolations were obtained by ID2 using hard boundaries. Duparquet Tailings: The estimate used a block model in GEOVIA GEMS with a block size of 5m x 5m x 1m. Grade interpolation was obtained by ID2 using hard boundaries.
[10].	In-pit and Underground: For Duparquet, a density value of 2.73 g/cm3 was used for the mineralized domains and the envelope. For Pitt Gold and Duquesne, a density value of 2.7 g/cm3 was used for the mineralized domains and the envelope. A density value of 2.00 g/cm3 was used for the overburden. A density value of 1.00 g/cm3 was used for the excavation solids (drifts and stopes) assumed to be filled with water. Tailings: A fixed density of 1.45 g/cm3 was used in zones and waste.
[11].	In-pit and Underground: For Duparquet, the mineral resource estimate is classified as Measured, Indicated and Inferred. The measured category is defined by blocks having a volume of at least 25% within an envelope built at a distance of 10 m around existing channel samples. The Indicated category is defined by blocks meeting at least one (1) of the following conditions: Blocks falling within a 15-m buffer surrounding existing stopes and/or blocks for which the average distance to composites is less than 45 m. A clipping polygon was generated to constrain Indicated resources for each of the sixty (60) mineralized domains. Only the blocks for which reasonable geological and grade continuity have been demonstrated were selected. All remaining interpolated blocks were classified as Inferred resources. Blocks interpolated in the envelope were all classified as Inferred resources. Tailings: The Measured and Indicated categories were defined based on the drill hole spacing (Measured: Zones 1 and 2 = 30m x 30m grid; Indicated: Zone 3 = 100m x 100m grid and Zone 4 = 200m x 200m grid). For Pitt Gold and Duquesne, the mineral resource estimate are completely classified as Inferred due to a lack of confidence in certain drill hole collar and underground development locations.
[12].	The Mineral Resource Estimate for Duquesne and Pitt Gold was prepared using 3D block modelling and the inverse distance squared ("ID2") interpolation method.
[13].	The mineral resources are categorized as Inferred based on drill spacing, as well as geological and grade continuity. A maximum distance to the closest composite of 75 m for Inferred in all zones for Duquesne of 210 m for Inferred in all zones for Pitt Gold.
[14].	The reasonable prospect for an eventual economical extraction is met by having used reasonable cut-off grades both for a potential open pit and underground extraction scenarios (minimum mining width of 2m) and constraining volumes (Deswik optimized shapes and Whittle optimized pit-shells).
[15].	In-pit and Underground: The mineral resource estimate is locally pit-constrained with a bedrock slope angle of 50° and an overburden slope angle of 30°. The out-pit mineral resource met the reasonable prospect for eventual economic extraction by having constraining volumes applied to any blocks (potential underground extraction scenario) using DSO. Duparquet resources is reported at a rounded cut-off grade of 0.4 g/t Au (in-pit and tailings) and 1.5 g/t Au (UG). The cut-off grades were calculated using the following parameters: mining cost = CA$70.00 (UG); processing cost = CA$11.9 (tailing) to CA$17.0 (pit& UG); G&A = CA$8.75; refining and selling costs = CA$ 5.00; gold price = US$ 1,650/oz; USD:CAD exchange rate = 1.31; and mill recovery = 93.9%. The cut-off grades should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rates, mining costs etc.). Duquesne resources are reported at a rounded cut-off grade of 0.5 g/t Au (in-pit) and Pitt Gold and Duquesne resources are reported at a rounded cut-off grade of 1.75 g/t Au (UG). The cut-off grades were calculated using the following parameters: mining cost = CA$84.86 (UG); processing cost = CA$21.010; G&A = CA$11.75; refining and selling costs = CA$ 5.00; gold price = US$ 1,800/oz; USD:CAD exchange rate = 1.3; and mill recovery = 90%. The cut-off grades should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rates, mining costs etc.).
[16].	The number of metric tons was rounded to the nearest thousand and ounces were rounded to the nearest hundred, following the recommendations in NI 43 101. Any discrepancies in the totals are due to rounding effects.
[17].	The qualified persons are not aware of any known environmental, permitting, legal, title-related, taxation, socio-political, or marketing issues, or any other relevant issue not reported herein, that could materially affect the Mineral Resource Estimate.

Environment & Community

The PEA has considered and incorporated the opportunity to leverage the Duparquet Gold Project development with the reclamation of the brownfield site conditions including the removal and reprocessing of over 4.1 Mt of uncontained historical mine tailings. With such measures incorporated into the PEA mine plan, in combination with the ability of the Project to collect and treat historically impacted groundwater via the excavation and dewatering of the open pit, the Project is positioned to deliver both environmental and socio-economic benefits via employment, contracting and revenue for the Municipality of Duparquet.  The PEA is anticipated to be refined and optimized based on consultation and input to be received by government, the Municipality of Duparquet and other local and regional stakeholders, and local First Nation community.

Since acquiring the Duparquet Gold Project in September of 2022, First Mining has prioritized meeting the people, communities and government representatives on project planning in an open and transparent manner. First Mining published the Mines d'Or Duparquet website to share project information and has recently finished renovations required to open a First Mining community relations office in Duparquet.   The Project provides an opportunity to address historical environmental aspects at the Project site to improve long-term sustainability, economic activity and support sustainable municipal planning and development.

The Municipality of Duparquet is in the Abitibi-Témiscamingue region which has been shaped primarily by natural resource-based industries, including mining, and forestry, where the mining industry accounts for 1 in 7 jobs in the region.

Qualified Persons

The affiliation and areas of responsibility for each of the Qualified Persons involved in preparing the PEA are as follows:

Table 5: Qualified Persons for PEA NI 43-101

Qualified Persons	Company	Area of Expertise
Carl Michaud, P.Eng.	G Mining Services Inc.	Operating Cost Estimation, Economic Analysis and Mine Engineering
Alexandre Dorval, P. Eng.	G Mining Services Inc.	Open pit Mine Engineering
Marina Iund. P.Geo.	InnovExplo Inc.	Duparquet MRE
Olivier Vadnais-Leblanc,P.Geo.	InnovExplo Inc.	Duquesne and Pitt Gold MRE
Carl Pelletier. P.Geo.	InnovExplo Inc.	Duparquet, Duquesne and Pitt Gold MRE
Simon Boudreau, P. Eng.	InnovExplo Inc.	Duparquet, Duquesne and Pitt Gold MRE
Neil Lincoln, P. Eng.	G Mining Services Inc.	Mineral Processing and Recovery Methods
Philip Rodrigue, P. Eng.	G Mining Services Inc.	Infrastructure and Capital Cost Estimation
Sheldon Smith MES, P. Geo	Stantec Consulting Ltd.	Environmental and Permitting

The Company cautions that the results of the PEA are preliminary in nature and include Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the results of the PEA will be realized.

Qualified Persons

Mr. Louis Martin P.Geo., (OGQ 0364), a consultant of First Mining, is a "Qualified Person" for the purposes of NI 43-101, and he has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a draft Environmental Impact Statement ("EIS") for the project published in June 2022, and the Duparquet Project in Quebec, a PEA stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region.  First Mining also owns the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with Auteco Minerals Ltd.), the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.), and a large equity interest in Treasury Metals Inc.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expression Forward-looking statements in this news release include, but are not limited to, statements with respect to: (i) the results of the PEA; (ii) the economic potential and merits of the Project; (iii) the estimated amount and grade of Mineral Resources at the Project; (iv) the PEA representing a viable development option for the Project; (v) construction of a mine at the Project; (vi) the Project being one of the most meaningful development projects in Canada; (vii) estimates of capital and operating costs; (viii) the estimated amount of future production from the Project (ix) life of mine estimates and economic returns from the Project; * environmental benefits of the Project; and (xi) Project enhancement opportunities.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2022 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

View original content to download multimedia:https://www.prnewswire.com/news-releases/first-mining-files-technical-report-for-the-positive-preliminary-economic-assessment-for-the-duparquet-gold-project-quebec-canada-301963963.html

SOURCE First Mining Gold Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2023/23/c4894.html

%CIK: 0001641229

For further information: For further information, please contact: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 23-OCT-23